Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: January 11, 2022

Meeting Details

Date:	February 14, 2022
Time:	10:00 a.m. (Vancouver time)
Place:	Virtual, by teleconference

SIYATA MOBILE INC.

1001, Lenoir Street, Suite A-414

Montreal, Quebec, H4C 2Z6

Telephone: 514-824-7357

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that Siyata Mobile Inc. (the “Company”) is convening an annual and special general meeting (the “Meeting”) of its holders of common shares (“Shareholders”) to be held by teleconference on February 14, 2022, at 10:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2020, together with the report of the auditor thereon;

(b)	to re-appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(c)	to fix the number of the directors of the Company for the ensuing year at five;

(d)	to elect directors to hold office for the ensuing year;

(e)	to approve to the amended and restated equity incentive plan of the Company; and

(f)	to ratify and approve all of the transactions contemplated by the Securities Purchase Agreement and other transaction documents with Lind Global Fund II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager including the issuance of all of up to 2,862,857 Common Shares.

The Board of Directors recommends that you vote “FOR” all of the above proposals.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Information Circular.

The Company is offering Shareholders the opportunity to participate in the Meeting by way of teleconference. Registered Shareholders, or proxyholders representing registered Shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum.

Shareholders and duly appointed proxyholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by attending the Meeting online at https://meetnow.global/M5JLQTV to participate, vote, or submit questions during the Meeting’s live webcast.

A Shareholder who is unable to attend the Meeting by teleconference, and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete and submit a proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

We strongly encourage Shareholders to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on February 10, 2022.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED this January 11, 2022.

By order of the Board of Directors

SIYATA MOBILE INC.

/s/ “Marc Seelenfreund”
Marc Seelenfreund
Director and Chief Executive Officer

SIYATA MOBILE INC.

1001, Lenoir Street, Suite A-414

Montreal, Quebec, H4C 2Z6

Telephone: 514-824-7357

MANAGEMENT INFORMATION CIRCULAR

(containing information as at January 11, 2022, unless otherwise stated)

For the Annual General and Special Meeting

to be held on February 14, 2022

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management (the “Management”) of Siyata Mobile Inc. (the “Company”), for use at the annual general and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Company to be held on February 14, 2022, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

Attendance and Participation at the Meeting

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees, and other stakeholders, and in compliance with current government direction and advice, we will allow for Shareholder participation via teleconference only.

Please read the following instructions carefully regarding attendance at, submission of proxies for, and participation and voting at the Meeting.

Shareholders and duly appointed Proxyholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by attending the Meeting online at https://meetnow.global/M5JLQTV to participate, vote, or submit questions during the Meeting’s live webcast.

●	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the meeting.

o	Registered Shareholders: the 15-digit control number is located on the Form of Proxy or in the email notification you received.

o	Duly appointed proxyholders: Computershare Investor Services Inc. (“Computershare”) will provide the proxyholder with an Invite Code by email after the voting deadline has passed.

●	Attending and voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders.

●	Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the Meeting may login as a guest, by clicking on “Guest” and complete the online form; however, they will not be able to vote or submit questions.

●	Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the Meeting will not be able to attend the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual Meeting must submit their Proxy or Voting Instruction Form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or Voting Instruction Form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting.

To register a proxyholder, Shareholders MUST visit http://www.computershare.com/SiyataMobile by February 10, 2022, at 10:00 a.m. (Vancouver time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code by email.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the meeting prior to the start time. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

A Shareholder who has appointed themselves or appointed a Proxyholder to represent them at the Meeting will appear on a list of Proxyholders prepared by the Computershare, who is appointed to review and tabulate Proxies for this Meeting. To be able to vote their shares at the Meeting, each Shareholder or Proxyholder will be required to enter their control number or Invite Code provided by Computershare at https://meetnow.global/M5JLQTV prior to the start of the Meeting.

The Company reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID -19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of news release. Shareholders are advised to monitor the Company’s SEDAR profile at www.sedar.com where copies of such news releases, if any, will be posted. The Company does not intend to prepare an amended Circular in the event of changes to the Meeting format.

We strongly encourage Shareholders to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on February 10, 2022.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail however, proxies may be solicited personally or by telephone or email by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder MUST visit http://www.computershare.com/SiyataMobile by February 10, 2022, at 10:00 a.m. (Vancouver time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code by email.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual Meeting must submit their Proxy or Voting Instruction Form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or Voting Instruction Form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited by hand or mail with Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairperson of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of common shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting by teleconference.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual Meeting must submit their Proxy or Voting Instruction Form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or Voting Instruction Form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting.

To register a proxyholder, Shareholders MUST visit http://www.computershare.com/SiyataMobile by February 10, 2022, at 10:00 a.m. (Vancouver time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code by email.

Returning your Proxy Form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m.

(Vancouver time) on February 10, 2022.

If the Meeting is postponed or adjourned, we must receive your completed form of proxy by 5:00 p.m. (Vancouver time), two full business days before any adjourned or postponed Meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name Cede &  Co. (which acts as nominee for many United States brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy related materials directly to NOBOs. This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Transfer Agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive. The Company intends to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, certain OBOs will be sent paper copies.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as Proxyholder for a Registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a Proxyholder.

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Company’s transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge. Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors (“Directors”) or officers (“Officers”) of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

RECORD DATE, VOTING SHARES, AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on January 11, 2022 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting, or any adjournment thereof.

The Company’s authorized capital consists of an unlimited number of common shares (the “Common Shares”) without par value. As at the Record Date, the Company has 13,322,347 Common Shares issued and outstanding, each share carrying the right to one vote.

Principal Holders of Voting Securities

To the best of knowledge of the directors and executive officers of the Company, as of the date of the Circular, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

However, Lind Global Fund II, LP (“Lind”) is the registered and beneficial owner of 870,000 Common Shares (issued in the Maxim Offering, as defined below) and owns securities that are convertible into Common Shares which, if such securities are exercised or converted, would result in Lind controlling more than 10% of the voting rights attached to all outstanding Common Shares of the Company. See “Proposal to Approve Lind Financing” below.

EXECUTIVE COMPENSATION

For the purpose of this Circular:

“CEO” means an individual who served as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who served as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments;

“NEO” or “named executive officer” means each of the following individuals:

(a)	each CEO who served in that capacity for any part of the most recently completed fiscal year;

(b)	each CFO who served in that capacity for any part of the most recently completed fiscal year;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 – Continuous Disclosure Obligations, for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

Statement of Executive Compensation

The Company satisfies the requirements of National Instrument Form 51-102F6 – Statement of Executive Compensation in accordance with Section 2.8 thereof, as it discloses in the United States pursuant to item 402 “Executive compensation” of Regulation S-K under the United States Securities Exchange Act of 1934 (the “1934 Act”), and does not satisfies Item 402 of Regulation S-K by providing the information required by Items 6.B “Compensation” and 6.E.2 “Share Ownership” of Form 20-F under the 1934 Act. The applicable disclosures under the 1934 Act are reproduced below.

Summary Compensation Table

The following table sets forth certain information with respect to compensation, in USD$, for the year ended December 31, 2020, earned by or paid to the Company’s chief executive officer and principal executive officer, principal financial officer, and executive officers.

Effective November 1, 2020, the Company entered into a two year employment with Gerald Bernstein, pursuant to which Gerald will continue to be the Chief Financial Officer and will be paid an annual base salary of CAD $300,000. Additionally, also on November 1, 2020, Gerald Bernstein was granted 29,000 stock options, to vest over 24 month period in eight equal tranches beginning on the date of the grant, at CAD$ 6.00 per share with an expiry date of five years from the date of granting. In addition, on January 2, 2021, Gerald Bernstein was granted 1,000 stock options, to vest over 24 month period in eight equal tranches beginning on the date of the grant, at CAD$11.50 per share with an expiry date of five years from the date of granting.

	Salary (US$)	Bonus (US$)	Option Awards(1) (US$)	Total (US$)
Gerald Bernstein Chief Financial Officer	$111,352	$80,000	$52,775	$244,127
Marc Seelenfreund(2) Chief Executive Officer	$305,537	$176,000	$124,360	$605,897
Gidi Bracha VP Technology	$174,093	-	$57,446	$231,539
Glenn Kennedy VP International Sales & Marketing	$111,815	-	$4,147	$115,962
Total	$702,797	$256,000	$238,728	$1,197,525

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the trading price of the Company’s shares on the TSX Venture Exchange or Nasdaq Market, as applicable, on the date of grant.

(2)	Includes (i) 95,000 options at CAD$6.00 per share issued on November 1, 2020, with a ten year expiry; and (ii) 5,000 options at CAD$11.50 per share issued on January 2, 2021.

Incentive Plan Awards

2020 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price $USD	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc	8,138	-	$62.55	3/21/2024	-	-	-	-
Seelenfreund	95,000	83,125	$6.00	11/15/2030	-	-	-	-
Gerald	2,483	2,483	$40.94	1/11/2022	-	-	-	-
Bernstein	29,000	25,375	$6.00	11/15/2025	-	-	-	-
Glenn	2,207	0	$40.38	1/11/2022	-	-	-	-
Kennedy	4,000	3,500	46.00	11/15/2025	-	-	-	-
Stephen	1,379	-	$78.47	7/22/2024	-	-	-	-
Ospalak	1,724	-	$56.86	12/24/2023	-	-	-	-
	20,000	17,500	$6.00	11/15/2025	-	-	-	-
Gidi Bracha	1,379	-	$78.47	7/24/2022	-	-	-	-
	2,483	-	$62.55	3/21/2024	-	-	-	-
	20,000	17,500	$6.00	11/15/2025	-	-	-	-
Brian Budd	690	-	$78.47	7/22/2024	-	-	-	-
	1,724	-	$56.86	12/24/2023	-	-	-	-
	20,000	-	$6.00	11/15/2025	-	-	-	-
Michael Kron	1,379	-	$78.47	7/24/2022	-	-	-	-
	1,724	-	$56.86	12/24/2023	-	-	-	-
	20,000	17,500	$6.00	11/15/2025	-	-	-	-
Richard Hoy(1)	1,293	-	$56.86	12/1/2021	-	-	-	-
Peter Goldstein	20,000	17,500	$6.00	11/15/2025	-	-	-	-

(1)	The stock options owned by Richard Hoy expired on December 1, 2021.

Stock Option Plans and Other Incentive Plans

The Company has adopted a stock option plan (the “Option Plan”) pursuant to which the Board may grant options (the “Options”) to purchase Common Shares of the Company to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose of the Option Plan is to attract, retain, and motivate NEOs, directors, employees and other service providers by providing them with the opportunity, through options, to acquire an interest in the Company and benefit from the Company’s growth. Under the Option Plan, the maximum number of Common Shares reserved for issuance, including Options currently outstanding, is equal to 10% percent of the Common Shares outstanding from time to time (the “10% Maximum”). The 10% Maximum is an “evergreen” provision, meaning that, following the exercise, termination, cancellation or expiration of any Options, a number of Common Shares equivalent to the number of options so exercised, terminated, cancelled, or expired would automatically become reserved and available for issuance in respect of future Option grants.

The number of Common Shares which may be the subject of Options on a yearly basis to any one person cannot exceed 5% percent of the number of issued and outstanding Common Shares at the time of the grant. Options may be granted to any employee, officer, director, consultant, affiliate, or subsidiary of the Company exercisable at a price which is not less than the market price of common shares of the Company on the date of the grant. The directors of the Company may, by resolution, determine the time period during which any option may be exercised (the “Exercise Period”), provided that the Exercise Period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. All Options will terminate on the earliest to occur of (a) the expiry of their term; (b) the date of termination of an optionee’s employment, office or position as director, if terminated for just cause; (c) 90 days (or such other period of time as permitted by any rule or regulation of such exchange on which the Common Shares may be listed) following the date of termination of an optionee’s position as a director or NEO, if terminated for any reason other than the optionee’s disability or death; (d) 30 days following the date of termination of an optionee’s position as a consultant engaged in investor relations activities, if terminated for any reason other than the optionee’s disability, death, or just cause; and (e) the date of any sale, transfer or assignment of the Option.

Options are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be a NEO, director, employee, consultant, affiliate, or subsidiary of the Company, as the case may be. Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of options granted under the Option Plan.

As of the Record Date, there are 438,568 Options outstanding under the Option Plan, 67% of which are held by NEOs or directors of the Company.

Please see “Particulars of Matters to be Acted Upon – Amended and Restated Equity Incentive Plan” below regarding the amendment and restatement of the Option Plan.

Employment, Consulting, and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company. Other than as discussed below, there are no agreements or arrangements that provide for compensation to NEOs or directors of the Company, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or director’s responsibilities.

Effective November 1, 2020, the Company entered into an amended and restated consulting agreement with Michael Kron pursuant to which Michael Kron will be paid, in his capacity as a Director, an annual fee of USD$53,000 and granted on November 15, 2020, 20,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into an amended and restated consulting agreement with Steve Ospalak pursuant to which Steve Ospalak will be paid, in his capacity as a Director, an annual fee of USD$37,000 and granted on November 15, 2020, 20,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into a consulting agreement with Peter Goldstein pursuant to which Peter Goldstein will be paid, in his capacity as a Director, an annual fee of USD$42,000 and granted on November 15, 2020, 20,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into a consulting agreement with Marc Seelenfreund (the “Seelenfreund Consulting Agreement”) pursuant to which Marc Seelenfreund is paid, in his capacity as CEO, an initial base salary approximately $300,000 USD (NIS 90,000 per month). The Seelenfreund Consulting Agreement also contains change of control provisions such that if the Seelenfreund Consulting Agreement is terminated by the Company without good cause or Marc Seelenfreund is constructively dismissed by the Company within six months of a change of control, Marc Seelenfreund will receive a lump-sum payment equal to thirty-six months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the termination or constructive dismissal, as applicable. In the event of a hostile change of control, Marc Seelenfreund will be entitled to elect to terminate the Seelenfreund Consulting Agreement and will thereafter be entitled to receive a lump-sum payment equal to thirty-six months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the election.

Effective November 1, 2020, the Company entered into a director service agreement with Marc Seelenfreund pursuant to which Marc Seelenfreund is paid, in his capacity as a member of the Board, an initial base salary of $40,000 USD per year (payable monthly) and granted on November 15, 2020, 100,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2030 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into an amended and restated employment agreement with Gerald Bernstein (the “Bernstein Employment Agreement”) pursuant to which Gerald Bernstein, as CFO, will be paid an initial base salary of $225,000 USD per year and granted on November 15, 2020, 30,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by the Company or Gerald Bernstein is constructively dismissed within six months of a change of control, Gerald Bernstein will receive a lump-sum payment equal to one years’ worth of salary.

Effective October 29, 2021, the Company entered into a consulting agreement with Lourdes Felix pursuant to which Lourdes Felix will be paid, in her capacity as a Director, an annual fee of USD$43,200 and granted on October 29, 2021, 20,000 Options with an exercise price of $4.00 USD per share, vesting quarterly over eight periods with the first vesting on October 29, 2021, and these options will expire on October 29, 2026 if not exercised prior to that date.

Oversight and Description of Director and NEO Compensation

Compensation of Directors

Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers Option grants to directors under the Option Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Option Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for NEOs.

Elements of NEO Compensation

As discussed above, the Company provides an Option Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Company and benefit from the Company’s growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Pension Plan Benefits

No pension, retirement, or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

Please see “Employment, Consulting, and Management Agreements” above.

Director Compensation

The following table sets forth information regarding compensation earned, in USD$, during the year ended December 31, 2020, by the Company’s non-employee directors who served as directors during such year.

Marc Seelenfreund, the Company’s Chief Executive Officer, serves on the Company’s board of directors (the “Board”) but did not receive compensation for his service as a director in 2019 nor 2018. On November 1, 2020, Mr. Seelenfreund and the Company entered into a directors’ fee agreement, whereby as consideration for his services as a member of the board, Mr. Seelenfreund shall receive cash consideration in the amount of USD $40,000 per year and the compensation paid to Mr. Seelenfreund as a consultant during the year ended December 31, 2020 are both set forth in the table below.

Effective November 1, 2020, the Company entered into a two year consulting agreement with Stephen Ospalak, pursuant to which Mr. Ospalak, as a member of the Board, will be paid an annual fee of USD $37,000. Additionally, Mr. Ospalak was granted 20,000 stock options on November 1, 2020, to vest over a 24 month period in eight equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of five years from the date of grant.

Effective November 1, 2020, the Company entered into a two year consulting agreement with Michael Kron, pursuant to which Mr. Kron, as a member of the Board, will be paid an annual fee of USD$53,000. Additionally, Michael Kron was granted 20,000 stock options on November 1, 2020, to vest over a 24 month period in eight equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of five years from the date of grant.

	Salary	Bonus	Option Awards	Total
Name	(USD$)	(USD$)	(USD$)	(USD$)
Steve Ospalak	$36,167	$20,000	$22,063	$78,230

Brian Budd(1)	$12,642	$20,000	$22,063	$54,705
Michael Kron	$37,700	$20,000	$22,063	$79,763

Richard Hoy(2)	$62,304	$5,153	$12,935	$80,392
Peter Goldstein	$7,000	-	$20,736	$27,736

Total	$155,813	$65,153	$99,860	$320,826

(1)	Brian Budd was not re-nominated to the Board at the 2021 annual shareholders’ meeting.

(2)	Richard Hoy resigned from the Board on October 22, 2020.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2020.

Equity Compensation Plan Information(1)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by securityholders	328,068	$14.66	138,265
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	328,068	$14.66	138,265

(1)	Represents the Option Plan of the Company, which reserves a number of common shares equal to 10% of the then outstanding common shares from time to time for issue pursuant to stock options. For further information on the Option Plan, refer to “Stock Option Plans and Other Incentive Plans” above, and “Amended and Restated Equity Incentive Plan” below.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a Director or Officer;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a Subsidiary;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company’s financial statements for the financial year ended December 31, 2020, none of

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a Director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

APPOINTMENT OF AUDITOR

Davidson & Company LLP (“Davidson”) is the Company’s auditor and was first appointed as the Company’s auditor on January 18, 2016. Management is recommending the re-appointment of Davidson as Auditors for the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board. Management recommends the appointment, and the persons named in the enclosed form of Proxy intend to vote in favour of such appointment.

MANAGEMENT CONTRACTS

The management functions of the Company are not, to any substantial degree, performed by persons other than the Directors and Officers.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2020 (the “Financial Statements”) and the auditor’s report thereon (the “Auditor’s Report”), will be presented to Shareholders at the Meeting.

The Financial Statements, Auditor’s Report, and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2020 are available under the Company’s profile on SEDAR at www.sedar.com. The Notice of Annual General and Special Meeting of Shareholders, Information Circular, Request for Financial Statements (NI 51-102) and form of Proxy will be available from Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y or from the office of the Company’s counsel, which is located at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Davidson & Company LLP as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors for the ensuing year at five. Although Management is nominating five individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at five for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at five. Although Management is nominating five individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. Each of the nominees are currently directors of the Company.

Name, Province and Country of ordinary residence(1), and positions held with the Company(1)	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director(2)	No. of shares beneficially owned or controlled(1)
Marc Seelenfreund Israel Chief Executive Officer and Director	Chief Executive Officer of the Company	Since July 24, 2015	23,172	(3)
Stephen Ospalak(4)(6) Ontario, Canada Director	Managing Director of Breen Management Group Inc.	Since July 24, 2015	1
Michael Kron(4)(5)(6) Quebec, Canada Director	Chairman and CFO of Anywhere Commerce Inc.; board member of several public companies	Since July 24, 2015	1,128
Peter Goldstein(5)(6) British Columbia, Canada Director, Chairman	Founder, Chairman and CEO of Exchange Listing LLC, Founder, Chairman and CEO of Grandview Capital, Inc. Advisor and board member to several public companies	Since October 22, 2020	40,000
Lourdes Felix(4)(6) California, USA Director	CEO, CFO, and President of BioCorRx, Inc. Advisor to both private and public companies	Since October 29, 2021	Nil

(1)	This information, not being within the knowledge of the Company, has been furnished by the respective nominees. Information provided as at the Record Date.

(2)	The Company does not set expiry dates for the terms of office of Directors. Each Director holds office as long as they are elected annually by Shareholders at Annual General Meetings, unless their office is earlier vacated in accordance with the Articles of the Company.

(3)	2,482 are held directly, 20,690 are held through Accel Telecom Ltd.

(4)	Member of Audit Committee.

(5)	Member of the Compensation Committee.

(6)	Member of the Corporate Governance and Nominating Committee.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the election of each of the individuals listed above to the Board of Directors of the Company.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as noted below, none of the proposed directors, including any personal holding company of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

A cease trade order was issued by the British Columbia Securities Commission on April 8, 2021, in respect of the securities of the Company as the Company had not yet filed its annual audited financial statements for the year ended December 31, 2020, its annual management’s discussion and analysis for the year ended December 31, 2020, its annual information form for the year ended December 31, 2020, and its certification of annual filings for the year ended December 31, 2020. The cease trade order was automatically lifted immediately following the Company’s filing of these disclosure documents on July 8, 2021. A second cease trade order was issued by the British Columbia Securities Commission on August 20, 2021, in respect of the securities of the Company as the Company had not yet filed its interim financial report for the period ended June 30, 2021, its interim management’s discussion and analysis for the period ended June 30, 2021, and its certification of interim filings for the period ended June 30, 2021. This cease trade order was automatically lifted immediately following the Company’s filing of these disclosure documents on October 15, 2021. Peter Goldstein, Marc Seelenfreund, Stephen Ospalak, and Michael Kron were each directors, and Marc Seelenfreund was the Chief Executive Officer, of the Company during the period of these cease trade orders.

Amended and Restated Equity Incentive Plan

Background

The Company’s existing stock option plan was last approved by shareholders at the annual general and special meeting of the Company’s shareholders on January 29, 2020 (the “Previous Plan”).

The Board approved an amended and restated equity incentive plan for the Company (the “Amended Plan”) on January 6, 2022, which will replace the Previous Plan in its entirety. In addition to the stock options (each, an “Option”) issuable and outstanding under the Previous Plan, the Amended Plan would permit the Company to issue restricted share units (each, an “RSU”). A summary of the Amended Plan, including the terms of the Options and RSUs issuable thereunder (collectively, “Awards”), is set forth below, which is qualified in its entirety by the full text of the proposed Amended Plan is set out in Schedule A.

The Company is seeking approval of the Amended Plan from the Company’s shareholders. If, at the Meeting, the Company does not obtain shareholder approval of the Amended Plan, the Previous Plan will continue to remain in place. If shareholder approval is received for the Amended Plan and the Amended Plan becomes effective, any Options granted under the Previous Plan will remain outstanding and will be governed by the terms of the Amended Plan.

Overview of Amended Plan

The purpose of the Amended Plan is to secure for the Company and the shareholders the benefits inherent in share ownership by the directors, officers, employees, and consultants of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans such as the Amended Plan: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company; and (b) promote greater alignment of interests between such persons and shareholders. All outstanding Options granted under the Company’s existing equity incentive plan will governed by the terms of the Amended Plan.

The Amended Plan:

(a)	is a “rolling” plan, pursuant to which the aggregate number of Common Shares to be issued under the Amended Plan, together with any other securities-based compensation arrangements of the Company, shall be 15% of the number of the issued and outstanding Common Shares on a fully-diluted basis; and

(b)	is considered an “evergreen” plan, as when an Award expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares reserved for issuance under that expired or terminated Award again become available for the purposes of the Amended Plan.

The Amended Plan provides for the grant to eligible directors, officers, employees, and consultants of the Company (each, a “Participant”) of Options and RSUs that can be exercised for, or automatically convert or are redeemable into, Common Shares.

The aggregate number of Common Shares that may be subject to issuance under the Amended Plan, together with any other securities-based compensation arrangements of the Company, is a “rolling” plan, pursuant to which the aggregate number of Common Shares to be issued under the Amended Plan, whether issued as Options or as RSUs, and together with any other securities-based compensation arrangements of the Company, shall be 15% of the number of the issued and outstanding Common Shares on a fully-diluted basis.

The Amended Plan also introduces specific requirements for recipients of Awards who reside and/or work in Israel, as set out in an appendix and addendum to the proposed Amended Plan. The full text of this appendix and addendum are set out in the Amended Plan attached in Schedule A.

Options

The Amended Plan authorizes the Board to grant Options to Participants. The number of Common Shares, the exercise price per Common Share, the vesting period, and any other terms and conditions of Options granted pursuant to the Amended Plan from time to time are determined by the Board at the time of the grant, subject to the defined parameters of the Amended Plan. The date of grant for the Options, unless otherwise determined by the Board, shall be the date such grant was approved by the Board. Each Option grant shall be evidenced by an Option grant letter.

The exercise price of any Option cannot be less than the market price on the date of grant.

Options are exercisable for a period of ten years from the date the Option is granted or such greater or lesser period as determined by the Board. In the event of death of a Participant, any Option held by the Participant at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Participant’s rights under the Option shall pass by the optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, all such Options shall be exercisable only to the extent that the Participant was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the exercise period in respect thereof, whichever is sooner.

If a Participant ceases to be employed or engaged by the Company for cause, no Option held by such Participant will, unless otherwise determined by the Board, be exercisable following the date on which the Participant ceases to be so employed or engaged. If a Participant ceases to be employed or engaged by the Company other than for cause, the Options held by such Participant will, unless otherwise determined by the Board, be exercisable until the earlier of (i) the date that is 30 days following the date on which the Participant ceases to be so employed or engaged; or (ii) the expiry period of the Option.

Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board at the time of grant, Options shall vest over a two-year period, with one-eighth of the Options vesting on the date of grant, and an additional one-eighth of the Options vesting each three months thereafter.

Optionees have a cashless exercise right with respect to Options under the Amended Plan.

Restricted Share Units (RSUs)

The Amended Plan authorizes the Board to grant RSUs, in its sole and absolute discretion, to a Participant. Each RSU provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Amended Plan and with such additional provisions and restrictions as the Board may determine. Each RSU grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board deems appropriate.

Concurrent with the granting of the RSU, the Board shall determine the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Common Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board. In addition, RSUs may be subject to performance conditions during such period of time.

In the event the Participant retires or is terminated during the vesting period, any RSU held by the Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Common Shares underlying the RSUs shall be issued.

Subject to applicable law and the requirements of any stock exchange on which the Common Shares may then be listed, the vesting of the RSUs the Company shall redeem the RSUs in accordance with the Participant’s election by:

(a)	issuing to the Participant one Share for each RSU redeemed provided the Participant makes payment to the Company of an amount equal to the tax obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the RSUs;

(b)	issuing to the Participant one Share for each RSU redeemed and either (i) selling, or arranging to be sold, on behalf of the Participant, such number of Common Shares issued to the Participant as to produce net proceeds available to the Company equal to the applicable tax obligation so that the Company may remit to the taxation authorities an amount equal to the tax obligation, or (ii) receiving from the Participant at the time of issuance of the Common Shares an amount equal to the applicable tax obligation;

(c)	subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any RSUs being redeemed, less any applicable tax obligation; or

(d)	a combination of any of the Common Shares or cash in (a), (b), or (c) above.

Approval of the Amended Plan

The Board has approved the Amended Plan. The formal adoption of the Amended Plan is subject to approval of shareholders at the Meeting, which must be approved by a majority of votes cast on the resolution (including votes cast by proxy).

Shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be substantially the form as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Amended Plan (as defined and described in the Company’s management information circular dated January 11, 2022), pursuant to which, directors may, from time to time, authorize the issuance of options and restricted share units to certain directors, officers, employees, and consultants of the Company and its subsidiaries, be and is hereby authorized and approved, subject to applicable law and stock exchange approval; and

2.	Any one or more directors or officers of the Company be and are hereby authorized, for and on behalf of the Company, to execute and deliver all other documents and instruments and do all such acts or things, and making all necessary filings with applicable regulatory bodies and stock exchanges, as such directors or officers may determine to be necessary or desirable to carry out the foregoing resolutions.”

The Board of Directors unanimously recommends that shareholders vote “FOR” the approval of the Amended Plan.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the adoption of the Company’s amended and restated equity incentive plan.

Proposal To Approve Lind Financing

Background

On October 27, 2021 (the “Issue Date”), the Company entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Lind Partners Note”) for gross proceeds of USD$6,000,000 (the “Purchase Agreement”) with Lind Global Fund II, LP (“Lind”), an investment fund managed by The Lind Partners, a New York based institutional fund manager. The proceeds were used to repay and terminate existing convertible notes, as well as to pay certain fees and costs associated with the transaction. The financing arrangement with Lind, as referred to in this Section “Proposal to Approve Lind Financing”, is referred to in this Circular as the “Lind Financing”.

The Purchase Agreement provides for, among other things, the issuance of a USD$7,200,000 note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of USD$10.00 per Common Share (“Conversion Price”). The Company is required to make principal payments in 18 equal monthly installments commencing 180 days after funding (“Repayment”). At the Company’s discretion, the Repayments can be made in: (i) cash; (ii) Common Shares (which Common Shares have been registered with, and declared effective by, the SEC on December 3, 2021) (the “Repayment Shares”); or a combination of both. Additionally, the Lind Partners Note ranks senior to other Company debt, excluding certain debt facilities, and is secured by the Company’s assets, as more fully detailed in the Purchase Agreement and Note.

Repayment Shares will be priced at 90% of the average of the five lowest daily volume weighted average prices (“VWAPs”) during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). Further, the Lind Partners Note provides for a pricing floor of $2.00 per Common Share (the “Repayment Share Price Floor”) such that Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares, subject to the Repayment Share Floor Price provided, however, that the Repayment Share Price Floor will not be applied once we obtain stockholder approval at this Annual and Special General Meeting of shareholders.

As of December 3, 2021, the Company incurred an event default under the terms of the Lind Partners Note. Upon the occurrence and during the continuance of an “Event of Default,” the holder may at any time at its option: (1) declare that Interest Upon Default Amount (15%) has commenced and (2) exercise all other rights and remedies available to it under the transaction documents; provided, however, that upon the occurrence of an Event of Default described above, the holder, in its sole and absolute discretion, may: (a) from time-to-time demand that all or a portion of the outstanding principal amount be converted into Common Shares at the lower of (i) the then-current Conversion Price and (ii) 80% of the average of the 3 lowest daily Volume Weighted Average Prices during the 20 Trading Days prior to the delivery by the holder of the applicable notice of conversion or (b) exercise or otherwise enforce any one or more of the holder’s rights, powers, privileges, remedies and interests under the Lind Partners Note, the transaction documents or applicable law. No course of delay on the part of the holder shall operate as a waiver thereof or otherwise prejudice the rights of the holder. The event of default was cured on December 7, 2021 when the Company’s market capitalization increased to an amount over $20,000,000. The Company incurred another event of default under the same terms of the Lind Partners Note on December 23, 2021, which was cured on January 2, 2022. As of the date of this Circular, the Company owes the Lind Fund USD$4,000,000.00 in default interest for the period encompassing the Event of Default.

The Company will have the right to buy back the outstanding face value of the Lind Partners Note at any time with no penalty (“Buy-Back Right”). Should the Company exercise its Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the Note at the lesser of the Conversion Price or Repayment Price.

The Lind Partners Note is convertible into the Company’s Common Shares (“Conversion Shares”) at any time prior to the business day prior to the maturity date of the Lind Partners Note. The number of Conversion Shares issuable upon any conversion will be determined by the quotient obtained by dividing (x) by (y) where (x) is equal to the amount of the principal amount of the Lind Partners Note to be converted and (y) is the Conversion Price.

Further, the Purchase Agreement provides that Lind will also receive a Common Shares purchase warrant to purchase up to 2,142,857 shares of the Company’s Common Shares (“Lind Partners Warrant”). The Lind Partners Warrant may be exercisable with cash payment for 60 months with an exercise price of USD$4.00 per Common Share.

If the Company issues any equity interests, other than exempted securities (as defined under U.S. laws), for aggregate proceeds to the Company of greater than USD$10,000,000, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of Lind , the Company will direct 20% of such proceeds to reduce the principal balance of the Lind Partners Note. Based on the USD$20,000,000 in the Company’s January 11, 2022, offering with Maxim Group LLC (the “Maxim Offering”), 20% of said proceeds, or USD$4,000,000, will be used by the Company to reduce the principal balance of the Lind Partners Note. If the Company issues any equity interests issued, subject to certain exemptions, at an effective price per share that is less than the exercise price of the Lind Partners Warrant then in effect or without consideration, then the exercise price of the Lind Partners Warrant shall be reduced to a price equal to the consideration per share paid for such additional Common Shares. Based on the Maxim Offering at USD$2.30 per share, the Lind Partners Warrant are to be repriced to US$2.30. Prior to the Maxim Offering, the exercise price of the Lind Warrants was USD$4.00 per share. If the Company issues any equity interests, subject to certain exemptions, at an effective price per share that is less than the conversion price of the Lind Partners Note then in effect or without consideration, then the conversion price of the Lind Partners Note shall be reduced to a price equal to the consideration per share paid for such additional Common Shares. Based on the Maxim Offering price at USD$2.30 per Common Share, the conversion price of the Lind Partners Note is to be repriced to USD$2.30, which would result in 3,130,435 Common Shares to be issued upon conversion of the full USD$7,200,000 Lind Partners Note. Prior to the Maxim Offering, the conversion price under the Lind Partners Note is USD$10.00 per share and 720,000 Common Shares would be issued upon conversion of the full $7,200,000 of the Lind Partners Note.

Additionally, in the event that, on any day following the date that is 120 calendar days after the Issue Date, the holder of the Lind Partners Warrant (“Holder”) is not able to exercise all or any portion of the Lind Partners Warrant, the Company shall, at the Holder’s election, within 90 calendar days following receipt of a written notice from the Holder (the “Alternate Issuance Notice”) be required, with respect to all or any portion of the Lind Partners Warrant, as applicable, that cannot be exercised, to pay to the Holder an amount of cash equal to the Alternate Issuance Value (as defined below) of the portion of the Lind Partners Warrant that is not exercisable due to the Issuance Cap (as defined below) on the date of such Alternate Issuance Notice (the “Alternate Issuance Shares”). In the event of any Alternate Issuance, the Common Shares subject to exercise under the Lind Partners Warrant shall be reduced by the amount of Alternate Issuance Shares. As defined in the Lind Partners Warrant, the “Alternate Issuance Value” means a value equal to the number of Common Shares as to which the Lind Partners Warrant is sought to be exercised (as indicated on the Exercise Notice), multiplied by a per share price equal to the VWAP for the Trading Day (as defined in the Lind Partners Warrant) immediately preceding the intended date of exercise minus the Exercise Price.

Both the Lind Partners Note and the Lind Partners Warrant contain certain anti-dilution protections in certain circumstances. The Lind Partners Note and Lind Partners Warrant also include a Common Share issuance cap preventing the Company from issuing Conversion Shares or Warrant Shares, as the case may be, in the event that any such issuance would violate any issuance restrictions of the Nasdaq Stock Market, after taking into account all of the Conversion Shares, the Warrant Shares and any other shares issued or issuable to (the “Issuance Cap”), as more fully detailed in the Lind Partners Note and Lind Partners Warrant.

Concurrently with the execution of the Purchase Agreement, the Company, its subsidiaries, and Lind entered into certain security agreements and guarantees as more fully detailed in the Purchase Agreement.

The Purchase Agreement requires that the Company shall hold a special meeting of shareholders (which may also be at the annual meeting of shareholders) on or before the 90th calendar day following the date of the Purchase Agreement for the purpose of obtaining shareholder approval; provided, however, such 90 calendar days shall be increased to 120 calendar days in the event the Company receives comments to its proxy statement from the SEC, with the recommendation of the Board that such proposal be approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal. If the Company does not obtain shareholder approval at the first meeting, the Company shall call a meeting every four months thereafter to seek shareholder approval until the date the shareholder approval is obtained. Prior to any such shareholder meeting, the Company shall timely file a proxy circular pursuant to NI 51-102 in compliance in all material respects with the provisions of the Company’s constating documents and all applicable laws.

The Purchase Agreement contains customary representations and warranties of the Company and Lind. In addition, the Note contains restrictive covenants and event of default provisions that are customary for transactions of this type.

Lind may sell all, some, or none of the Common Shares issuable upon conversion of the Lind Partners Note or exercise of the Lind Partners Warrant pursuant to a registration statement declared effective by the SEC on December 3, 2021.

You may find and read all of the above transaction documents by going to the website of the U.S. Securities and Exchange Commission (www.sec.gov) and reviewing the exhibits filed with the Company’s Registration Statement on Form F-1/A (File No. 333-261190) on December 1, 2021.

The Company is seeking shareholder approval of the Lind Financing described above pursuant to the terms of the Purchase Agreement which requires the shareholders to ratify and approve all of the transactions contemplated by the Lind transaction documents, including the issuance of all of the Conversion Shares and the Warrant Shares (as such term is defined in each of such documents) issued and potentially issuable to Lind thereunder.

Purpose of the Lind Financing and Use of Proceeds

The purpose of the Lind Financing is to approve the issuance to Lind of Common Shares upon conversion of the Lind Partners Note and the exercise of the Lind Partners Warrant in accordance with the Purchase Agreement. The proceeds from the original issuance of the Lind Partners Note are intended to be used to repay the convertible debenture owing by the Company that was due on December 23, 2021.

Consequences if the Lind Financing is Not Approved

If the Company does not obtain shareholder approval at this Meeting, the Company is required by the Purchase Agreement to call a meeting every four months thereafter to seek shareholder approval until the date the shareholder approval is obtained. Further shareholder meeting will cause undue further expense to the Company and additional management time.

Approval of the Lind Financing

The Board has approved the Lind Financing. The formal adoption of the Lind Financing is subject to approval of shareholders at the Meeting, which must be approved by a majority of votes cast on the resolution (including votes cast by proxy).

Shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be substantially the form as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Lind Financing, as described in the Management Information Circular of the Company dated January 11, 2022, be and is hereby authorized and approved, subject to applicable law and stock exchange approval; and

2.	Any one or more directors or officers of the Company be and are hereby authorized, for and on behalf of the Company, to execute and deliver all other documents and instruments and do all such acts or things, and making all necessary filings with applicable regulatory bodies and stock exchanges, as such directors or officers may determine to be necessary or desirable to carry out the foregoing resolutions.”

Recommendation

The Board of Directors unanimously recommends that shareholders vote “FOR” the Lind Financing.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the approval of the Lind Financing.

OTHER MATTERS

As of the date of this Circular, management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Company’s audit committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees (“NI 52-110”) is attached to this Circular as Schedule B. Such information is provided as at the date of this Circular.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule C. Such information is provided as at the date of this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on EDGAR, maintained by the U.S. Securities and Exchange, at www.sec.gov and on SEDAR at www.sedar.com. Copies of the Company’s Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Company, at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED at Vancouver, British Columbia, this January 11, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

SIYATA MOBILE INC.

“Marc Seelenfreund”
Marc Seelenfreund
Chief Executive Officer

SCHEDULE A

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

(As attached.)

SIYATA MOBILE INC.

2022 AMENDED AND RESTATED

EQUITY INCENTIVE PLAN

1.	PURPOSE

1.1	Purpose

The purpose of the Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees, Consultants, and directors of the Company and its Affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company; and (b) promote a greater alignment of interests between such persons and shareholders of the Company.

1.2	Available Awards

Awards that may be granted under this Plan include:

(a)	Options; and

(b)	Restricted Share Units.

2.	INTERPRETATION

2.1	Definitions

(a)	“Affiliate” means any corporation in a chain or corporations or other entities in which each corporation or other entity has a “controlling interest” (as defined in U.S. Treasury Regulation § 1.409A-1(b)(5)(iii)(E)(1)) in another corporation or other entity in the chain, ending with the Company.

(b)	“Award” means any right granted under this Plan, including Options and Restricted Share Units.

(c)	“BCA” means the Business Corporations Act (British Columbia).

(d)	“Blackout Period” means an interval of time during which the Company has determined, pursuant to the Company’s internal trading policies, that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company.

(e)	“Board” means the board of directors of the Company.

(f)	“Cashless Exercise Right” has the meaning set forth in Section 3.5 of this Plan.

(g)	“Change of Control” means, in respect of the Company:

(i)	if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management, corporate investors, or approved of by a majority of the previously serving directors;

(ii)	any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any Affiliate (other than a wholly-owned Subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter “beneficially owns” (as defined in the BCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii)	the sale, assignment, lease, or other transfer or disposition of more than 50% of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned Subsidiary of the Company or in connection with a reorganization of the Company);

(iv)	the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned Subsidiary of the Company or a reorganization of the Company); or

(v)	any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities. Notwithstanding the foregoing, as to any Award under the Plan that consists of deferred compensation subject to Section 409A of the Code, the definition of “Change in Control” shall be deemed modified to the extent necessary to comply with Section 409A of the Code.

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i)	“Committee” has the meaning set forth in Section 7.1(a).

(j)	“Company” means Siyata Mobile Inc.

(k)	“Consultant” means Persons who provide bona fide services to the Company, including an advisor, and such services are not in connection with the offer or sale of securities in capital-raising transactions, and do not directly or indirectly promote or maintain a market for the Company’s securities.

(l)	“Deferred Payment Date” for a Participant means the date after the Restricted Period in respect of Restricted Share Units which is the earlier of (i) the date which the Participant has elected to defer receipt of the underlying Shares in accordance with Section 4.5 of this Plan; and (ii) the Participant’s Separation Date.

(m)	“Designated Affiliate” means direct and indirect Subsidiaries of the Company and any Person that is an Affiliate of the Company, in each case designated by the Committee from time to time as a Designated Affiliate for purposes of this Plan.

(n)	“Determination Date” means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as “performance-based compensation” under Section 162(m) of the Code.

(o)	“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(p)	“Director Termination” means the removal of, resignation of, or failure to re-elect an Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(q)	“Disability” means permanent and total disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Committee in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

(r)	“Effective Date” has the meaning set forth in Section 6.7.

(s)	“Eligible Consultant” means Consultants who are entitled to receive equity incentives as determined by the Committee.

(t)	“Eligible Director” means a director of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(u)	“Eligible Employee” means an employee (including an officer) of the Company or any Designated Affiliate, whether or not they have a written employment contract with Company or the Designated Affiliate, determined by the Committee.

(v)	“Eligible Person” means an Eligible Employee, Eligible Consultant, or Eligible Director.

(w)	“Exchange” means the NASDAQ Stock Market, or any successor principal stock exchange upon which the Shares may become listed.

(x)	“Fair Market Value” means, as of any date, the value of the Shares determined as follows:

(i)	if the Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such Shares (or if no closing sales price was reported on that date, as applicable, on the last trading date such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii)	if the Shares is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Shares on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii)	in the absence of an established market for the Shares, or if such Shares is not regularly quoted or does not have sufficient trades or bid prices which would accurately reflect the actual Fair Market Value of the Shares, the Fair Market Value will be determined in good faith by the Committee upon the advice of a qualified valuation expert.

(y)	“Incentive Stock Option” means an Option granted under the Plan that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(z)	“Insider” means a director, officer, or holder of 5% or more of the Shares at any date as determined by the Committee.

(aa)	“Market Price” such calculation of market price as may be determined by the Board.

(bb)	“Non-qualified Stock Option” means an Option granted under the Plan that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(cc)	“Option” means an option granted under the terms of this Plan, including Incentive Stock Options and Non-qualified Stock Options.

(dd)	“Option Period” means the period during which an Option is outstanding.

(ee)	“Option Shares” has the meaning set forth in Section 3.5 of this Plan.

(ff)	“Optionee” means an Eligible Person to whom an Option has been granted under the terms of this Plan.

(gg)	“Original Plan” has the meaning set forth in Section 6.1 of this Plan.

(hh)	“Participant” means an Eligible Person who participates in this Plan.

(ii)	“Performance Goals” means the attainment of performance goals relating to one or more business criteria within the meaning of Code Section 162(m) and may provide for a targeted level or levels of achievement including (i) earnings per Share, (ii) operating cash flow, (iii) operating income, (iv) profit after-tax, (v) profit before-tax, (vi) return on assets, (vii) return on equity, (viii) return on sales, (ix) revenue, and (x) total shareholder return.

(jj)	“Person” includes any individual and any corporation, company, partnership, governmental authority, joint venture, association, trust, or other entity.

(kk)	“Plan” means this Equity Incentive Plan, as it may be amended and restated from time to time.

(ll)	“Redemption Notice” means a written notice by a Participant, or the administrator or liquidator of the estate of a Participant, to the Company stating a Participant’s request to redeem his or her Restricted Share Units.

(mm)	“Restricted Period” means any period of time that a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive the relevant Shares or cash in lieu thereof, determined by the Board in its absolute discretion, and with respect to U.S. Taxpayers, the Restricted Share Units remain subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code, however, such period of time and, with respect to U.S. Taxpayers the substantial risk of forfeiture, may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or Disability of a Participant.

(nn)	“Restricted Share Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 4.1 of this Plan. Each Restricted Share Unit represents an unfunded and unsecured obligation of the Company.

(oo)	“Restricted Share Unit Grant Letter” has the meaning set forth in Section 4.3 of this Plan.

(pp)	“Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(qq)	“Separation Date” means the date that a Participant ceases to be an Eligible Person.

(rr)	“Shareholder Approval” means a majority of the votes attached to Shares held by shareholders of the Company.

(ss)	“Shares” means the common shares of the Company.

(tt)	“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(uu)	“Tax Obligations” means the amount of all withholding required under any governing tax law with respect to the payment of any amount with respect to the redemption of a Restricted Share Unit, including amounts funded by the Company on behalf of previous withholding tax payments and owed by the Participant to the Company or with respect to the exercise of an Option, as applicable.

(vv)	“Termination” means the termination of the employment or engagement of an Eligible Employee or Eligible Consultant with or without cause by the Company or a Designated Affiliate or the cessation of employment or engagement of the Eligible Employee or Eligible Consultant with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(ww)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(xx)	“U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or other person who is subject to taxation on their income under the Code.

2.2	Interpretation

(a)	This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)	Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.

(c)	As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.

(d)	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(e)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f)	Unless otherwise specified, all references to money amounts are to Canadian dollars.

(g)

Any Performance Goals may be used to measure the performance of the Company as a whole or a business unit of the Company and may be measured relative to a peer group or index. The Performance Goals may differ from Participant to Participant and from Award to Award. Prior to the Determination Date, the Committee will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant. The Committee may in its discretion grant Awards that are not intended to qualify as “performance-based compensation” under Section 162(m) of the Code to such Participants that are based on Performance Goals or other specific criteria or goals but that do not satisfy the definition of Performance Goals. Notwithstanding any other provision of the Plan, any Award which is granted to a Participant and is intended to constitute qualified performance based compensation under Code Section 162(m) will be subject to any additional limitations set forth in the Code (including any amendment to Section 162(m)) or any regulations and ruling issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m) of the Code, and the Plan will be deemed amended to the extent necessary to conform to such requirements.

3.	STOCK OPTIONS

3.1	Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2	Price

The exercise price per Share of any Option shall be not less than 100% of the Market Price on the date of grant, provided that with respect to an Option granted to a U.S. Taxpayer, the exercise price per Share shall not be less than the Fair Market Value on the date of grant of the Option. Notwithstanding the foregoing, the Company may designate and exercise price less than the Fair Market Value on the date of grant if the Option: (i) is granted in substitution of a stock option previously granted by an entity acquired that is acquired by or merged with the Company or an Affiliate, or (ii) otherwise is structured to be exempt from, or to comply with, Section 409A of the Code, in the case of Options awarded to U.S. Taxpayers. In addition, in the case of an Incentive Stock Option granted to an Eligible Employee who, at the time the Incentive Stock Option is granted, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 3.2, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

3.3	Grant of Options

Each Option will be designated in the Award agreement as either an Incentive Stock Option or a Non- qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000 (U.S.), such Options will be treated as Non-qualified Stock Options. For purposes of this Section 3.3, Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall, unless otherwise determined by the Board, be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 6.8 of this Plan, and the approval of any material changes by the Exchange).

In respect of Options granted to Participants pursuant to this Plan, the Company is representing herein and in the applicable stock option agreement that the Participant is a bona fide Eligible Person of the Company or a Designated Affiliate.

3.4	Terms of Options

The Option Period shall be ten years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or engagement of the Optionee or death or Disability of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period imposed by the Company or within two business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns Shares representing more than 10% of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five years from the date of grant or such shorter term as may be provided in the Award agreement.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period annually over a two-year period, with one-eighth of the Options vesting on the date of grant, and an additional one-eighth of the Options vesting on the date which is each three months thereafter.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)	in the case of an Eligible Employee, in the employ of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option;

(b)	in the case of an Eligible Consultant, a Consultant of the Company or a Designated Affiliate and shall have been such a Consultant continuously since the grant of the Option; or

(c)	in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into a stock option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

Shares issuable upon exercise of the Options may be subject to a hold period or trading restrictions. In addition, no Optionee who is resident in the U.S. may exercise Options unless the Shares to be issued upon exercise of the Options are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

To the extent that the Committee determines it to be desirable to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code.

To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

3.5	Cashless Exercise Right

Unless prohibited by the Exchange, and except with respect to Incentive Stock Options awarded to U.S. Taxpayers, Participants have the right (the “Cashless Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the “Option Shares”) to which such terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)	subtracting the applicable Option exercise price per Share from the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares;

(b)	subtracting from the amount obtained under subsection 3.5(a) that amount of Tax Obligations applicable to the Option Shares; and

(c)	dividing the net amount obtained under subsection 3.5(b) by the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6	Effect of Termination of Employment or Death or Disability

If an Optionee:

(a)	dies or becomes disabled while employed by, a Consultant to or while a director of the Company or a Designated Affiliate, any Option that had vested and was held by him or her at the date of death or Disability shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death or Disability and only for 12 months after the date of death or Disability or prior to the expiration of the Option Period in respect thereof, whichever is sooner;

(b)	ceases to be employed by, or to act as a director of, or to be engaged as a Consultant of, the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so employed or engaged; and

(c)	ceases to be employed by, or to or act as a director of, or to be engaged as a Consultant of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option that had vested and is held by such Optionee at the effective date thereof shall become exercisable for a period of up to 30 days thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7	Reduction in Exercise Price

Any change to the exercise price of any Option shall be subject to the approval of the Board.

Shareholder Approval (as required by the Exchange) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the holder thereof is an Insider of the Company at the time of the proposed amendment.

3.8	Change of Control

In the event of a Change of Control, all Options outstanding shall vest immediately and be settled by the issuance of Shares or cash, or a combination of both Shares and cash, at the discretion of the Committee.

3.9	Incentive Stock Options

(a)	Maximum Number of Shares for Incentive Stock Options. Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 10% of the number of Shares issued at such time, subject to adjustment pursuant to Section 6.3 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b)	Designation of Options. Each stock option agreement with respect to an Option granted to a U.S. Taxpayer shall specify whether the related Option is an Incentive Stock Option or a Non-qualified Stock Option. If no such specification is made in the stock option agreement or in the resolutions authorizing the grant of the Option, the related Option will be a Non- qualified Stock Option.

(c)	Special Requirements for Incentive Stock Options. In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(i)	An Incentive Stock Option may be granted only to an employee of the Company, or an employee of a Subsidiary of the Company within the meaning of Section 424(f) of the Code.

(ii)	The aggregate Fair Market Value of the Shares (determined as of the applicable grant date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Taxpayer during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary, as defined in Sections 424(e) and (f) respectively of the Code) will not exceed US$100,000 or any other limitation subsequently set forth in Section 422(d) of the Code. To the extent that an Option that is designated as an Incentive Stock Option becomes exercisable for the first time during any calendar year for Shares having a Fair Market Value greater than US$100,000, the portion that exceeds such amount will be treated as a Non-qualified Stock Option.

(iii)	The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than 100% of the Fair Market Value of a Share on the applicable grant date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will be not less than 110% of the Fair Market Value of a Share on the applicable grant date.

(iv)	No Incentive Stock Option may be granted more than 10 years after the earlier of (A) the date on which this Plan, or an amendment and restatement of the Plan, as applicable, is adopted by the Board; or (B) the date on which this Plan, or an amendment and restatement of this Plan, as applicable, is approved by the shareholders of the Company.

(v)	An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the applicable date of grant; provided, however, that an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will terminate and no longer be exercisable no later than 5 years after the applicable grant date.

(vi)	An Incentive Stock Options shall be exercisable in accordance with its terms under the Plan and the applicable stock option agreement and related exhibits and appendices thereto. However, in order to retain its treatment as an Incentive Stock Option for U.S. federal income tax purposes, the Incentive Stock Option must be exercised within the time periods set forth below. The limitations below are not intended to, and will not, extend the time during which an Option may be exercised pursuant to the terms of such Option.

(A)	For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee due to the Disability of such U.S. Taxpayer (within the meaning of Section 22(e) of the Code), such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option is exercisable pursuant to its terms) by the date that is one year following the date of such Disability (but in no event beyond the term of such Incentive Stock Option).

(B)	For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee for any reason other than the death or Disability of such U.S. Taxpayer, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option otherwise is exercisable pursuant to its terms) by such U.S. Taxpayer within three months following the date of termination (but in no event beyond the term of such Incentive Stock Option).

(C)	For purposes of this Section 3.9(c)(vi), the employment of a U.S. Taxpayer who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Company that does not exceed three months; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such three month limitation will not apply, or (b) a transfer from one office of the Company (or of any Designated Affiliate) to another office of the Company (or of any Designated Affiliate) or a transfer between the Company and any Designated Affiliate.

(vii)	An Incentive Stock Option granted to a U.S. Taxpayer may be exercised during such U.S. Taxpayer’s lifetime only by such U.S. Taxpayer.

(viii)	An Incentive Stock Option granted to a U.S. Taxpayer may not be transferred, assigned, pledged, hypothecated, or otherwise disposed of by such U.S. Taxpayer, except by will or by the laws of descent and distribution.

(ix)	In the event the Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within 12 months of the date of adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Non-qualified Stock Options.

(x)	The Company shall have no liability to a U.S. Taxpayer or any other party if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

4.	RESTRICTED SHARE UNITS

4.1	Participants

The Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of Restricted Share Units as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine.

4.2	Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Restricted Shares Units under this Plan, subject to adjustment pursuant to Section 6.3, shall not exceed the maximum number of Shares issuable under this Plan at the applicable time. Any Shares subject to a Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

Such aggregate maximum number of Shares subject to Restricted Share Units which have been granted under this Plan shall be subject to, applicable, any stock exchange or regulatory authority having jurisdiction over the securities of the Company.

4.3	Restricted Share Unit Grant Letter

Each grant of a Restricted Share Unit under this Plan shall be evidenced by a grant letter (a “Restricted Share Unit Grant Letter”) issued to the Participant by the Company. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under this Plan need not be identical.

For purposes of qualifying grants of Restricted Share Units as “performance-based compensation” under Section 162(m) of the Code, the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals will be set by the Committee on or before the Determination Date. In granting Restricted Share Units which are intended to qualify under Section 162(m) of the Code, the Committee will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals).

4.4	Restricted Period

Concurrent with the determination to grant Restricted Share Units to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Shares or cash in lieu thereof.

4.5	Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not a U.S. Taxpayer may elect to defer to receive all or any part of the Shares, or cash in lieu thereof, underlying Restricted Share Units until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.6	Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date(s) not later than 30 days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is 30 days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

4.7	Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Units to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.

4.8	Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date (as elected by a Participant who is not a U.S. Taxpayer), the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares or cash in lieu thereof in satisfaction of the Restricted Share Units then held by the Participant. The provisions of this Section 4.8 shall not apply to Participants who are Israeli taxpayers.

4.9	Death or Disability of Participant

In the event of the death or Disability of a Participant, any Shares or cash in lieu thereof represented by Restricted Share Units held by the Participant shall be immediately issued or paid by the Company to the Participant or legal representative of the Participant.

4.10	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a dividend payable in shares) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Units. The number of such additional Restricted Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Units (including Restricted Share Units in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Market Price of the Shares on the date on which such dividends were paid. Additional Restricted Share Units awarded pursuant to this Section 4.10 shall be subject to the same terms and conditions as the underlying Restricted Share Units to which they relate.

4.11	Change of Control

In the event of a Change of Control, all Restricted Share Units outstanding shall vest immediately and be settled by the issuance of Shares or cash, or a combination of both Shares and cash, in each case in the discretion of the Committee, notwithstanding the Restricted Period and any Deferred Payment Date.

4.12	Redemption of Restricted Share Units

Except to the extent prohibited by the Exchange, upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), the Company shall redeem Restricted Share Units in accordance with the election made in a Redemption Notice given by the Participant to the Company by:

(a)	issuing to the Participant one Share for each Restricted Share Unit redeemed provided the Participant makes payment to the Company of an amount equal to the Tax Obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the Restricted Share Units;

(b)	issuing to the Participant one Share for each Restricted Share Unit redeemed and either (i) selling, or arranging to be sold, on behalf of the Participant, such number of Shares issued to the Participant as to produce net proceeds available to the Company equal to the applicable Tax Obligation so that the Company may remit to the taxation authorities an amount equal to the Tax Obligation; or (ii) receiving from the Participant at the time of issuance of the Shares an amount equal to the applicable Tax Obligation;

(c)	subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any Restricted Share Units being redeemed, less any applicable Tax Obligation; or

(d)	a combination of any of the Shares or cash in Section 4.12(a), Section 4.12(b), or Section 4.12(c) above.

The Shares shall be issued and the cash, if any, shall be paid as a lump-sum by the Company within ten business days of the date the Restricted Share Units are redeemed pursuant to this Part 4. Restricted Share Units of U.S. Taxpayers will be redeemed as soon as possible following the end of the Restricted Period (as set forth in the Restricted Share Unit Grant Letter or such earlier date on which the Restricted Period is terminated pursuant to this Part 4), and in all cases by the end of the calendar year in which the Restricted Period ends, or if later, by the date that is 75 days following the end of the Restricted Period. A Participant shall have no further rights respecting any Restricted Share Unit which has been redeemed in accordance with this Plan.

No Participant who is resident in the U.S. may receive Shares for redeemed Restricted Share Units unless the Shares to be issued upon redemption of the Restricted Share Units are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.13	Rights as a Shareholder

A Participant receiving Restricted Share Units shall have the rights of a shareholder only as to Shares, if any, actually issued to such Participant upon expiration of the applicable Restricted Period and satisfaction or achievement of the terms and conditions of the Award, and in accordance with the provisions of the Plan and the applicable Award agreement, and not with respect to Shares to which such Award relates but which are not actually issued to such Participant.

5.	WITHHOLDING TAXES

5.1	Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

6.	GENERAL

6.1	Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities- based compensation arrangements of the Company in effect from time to time, which for this purpose includes outstanding options from the Company’s former stock option plan, the “Original Plan”) shall initially (at the date of approval of this Plan) not exceed 15% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time.

For the purposes of this Section 6.1: (a) “outstanding issue” means the total number of Shares, on a fully- diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award; and (b) “fully-diluted basis” means on the assumption that all options (including Options), warrants, Restricted Share Units, and other securities which are exercisable or convertible into Shares, or other rights to acquire Shares, have been exercised or converted, regardless of whether any such securities or rights are then vested or exercisable or convertible in accordance with their terms.

6.2	Lapsed Awards

If Awards are surrendered, terminated, or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Code.

6.3	Adjustment in Shares Subject to this Plan

If the outstanding Shares shall at any time be changed or exchanged by declaration of a stock dividend (bonus shares), stock split, combination or exchange of Shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class, and kind of the Shares subject to the Plan or subject to any Options therefore granted, and the exercise price, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares, without changing the aggregate exercise price; provided, however, that no adjustment shall be made by reason of the distribution of subscription rights or a rights offering on outstanding Shares. Upon the occurrence of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the Plan (as set forth in Section 5 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted. Except as expressly provided herein, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

6.4	Non-Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable to anyone unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable and non- assignable except by will or by the laws of descent and distribution.

6.5	Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

6.6	Record Keeping

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c)	such other information as the Board may determine.

6.7	Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Company obtains approval of this Plan by Shareholder Approval (the “Effective Date”). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (x) all Awards will be prohibited from being converted or exchanged for Shares; and (y) all Awards will terminate upon a Change of Control or upon either the shareholders of the Company or the Exchange failing to approve this Plan.

6.8	Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term, and termination provisions of the Award, changes to the Cashless Exercise Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)	such amendment, suspension, or termination is in accordance with applicable laws and the rules of the Exchange, and any such amendment has been approved by the Exchange;

(b)	no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;

(d)	the Directors shall obtain Shareholder Approval of:

(i)	any amendment to the number of Shares specified in Section 6.1;

(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or

(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 6.3;

(iv)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4; and,

(v)	to the extent necessary and desirable to comply with applicable law or the rules of the Exchange.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

6.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

6.10	Section 409A

It is intended that any payments under the Plan to U.S. Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code. Amendment, substitution, or termination, as permitted under the Plan, of Awards of U.S. Taxpayers will be undertaken in a manner to avoid adverse tax consequences under Section 409A of the Code. Notwithstanding the foregoing, the Company makes no assurance that Awards will satisfy the requirements of Section 409A of the Code. Participants remain solely liable for all taxes, penalties and interest that may arise as a result of the grant, exercise, vesting or settlement of Awards under the Plan.

6.11	Compliance with U.S. Securities Laws

The Board shall not grant any Awards that may be denominated or redeemed in Shares to residents of the U.S. unless such Awards and the Shares issuable upon exercise or redemption thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

6.12	Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any legal or regulatory requirements relating to the administration of equity-based awards, including but not limited to any order, policy, by-law, or regulation of any regulatory body, any stock exchange or quotation system on which securities of the Company are listed or quoted, or the applicable laws of any country or jurisdiction where Awards are, or will be, granted under the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.13	Country Appendix

Notwithstanding any other provision of this Plan, each Award granted shall be subject to any special terms and conditions set forth in an appendix, if any, to this Plan for any country whose laws are applicable to a Participant and the applicable Award as determined by the Committee in its sole discretion (each, a “Country Appendix”). Moreover, if a Participant a relocates to one of the countries included in a Country Appendix, if any, the special terms and conditions for such country will apply to the Participant, to the extent the Committee determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Each Country Appendix, if any, constitutes a part of this Plan.

6.14	Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Exchange determines not to approve this Plan.

7.	ADMINISTRATION OF THIS PLAN

7.1	Administration by the Committee

(a)	Unless otherwise determined by the Board or set out herein, this Plan shall be administered by the Board’s Compensation Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i)	adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

7.2	Board Role

(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.

(b)	The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

8.	TRANSITION

8.1	Replacement of Original Plan

Subject to Section 8.2, as of the Effective Date, this Plan replaces the Original Plan and, after the Effective Date, no further Options will be granted under the Original Plan.

8.2	Outstanding Options and Restricted Share Units under the Original Plan

Notwithstanding Section 8.1 but subject to the “Blackout Period” provisions of Section 3.4 hereunder, all Options previously granted under the Original Plan prior to the Effective Date that remain outstanding after the Effective Date will, effective as of the Effective Date, be governed by the terms of this Plan and not by the terms of the Original Plan, except to the extent otherwise required in order to avoid adverse tax consequences under Section 409A of the Code with respect to Awards to U.S. Taxpayers.

SIYATA MOBILE INC.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

COUNTRY APPENDIX

Unless otherwise defined herein, capitalized terms used in this Country Appendix (the “Country Appendix”) will be ascribed the same defined meanings as set forth in the Equity Incentive Plan of which this Country Appendix forms a part (or the Plan or other written agreement as specified in the Award Agreement).

Terms and Conditions

This Country Appendix includes additional terms and conditions that govern the Awards granted pursuant to the terms and conditions of the Siyata Mobile Inc. 2022 Amended and Restated Equity Incentive Plan (the “Plan”) and any Award agreement to which this Country Appendix is attached (each, an “Award Agreement”) to the extent the individual to whom the Award were granted (“Participant”) resides and/or works in a company listed in an addendum to this Country Appendix. If a Participant is a citizen or resident (or is considered as such for local law purposes) of a country other than the country in which Participant is currently residing and/or working, or if Participant relocates to another country after the Award is granted, the Company, in its discretion, will determine to what extent the terms and conditions contained herein will apply to Participant.

Notifications

This Country Appendix also may include information regarding exchange controls and certain other issues of which Participant should be aware with respect to Participant’s participation in the Plan. The information is based on the securities, exchange control and other Applicable laws in effect in the respective countries as of the date of the Plan. Such Applicable laws often are complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the information in this Country Appendix as the only source of information relating to the consequences of Participant’s participation in the Plan because the information may be out of date at the time Participant vests in or receives or sells the Shares covered by the Award granted.

In addition, the information contained in this Country Appendix is general in nature and may not apply to Participant’s particular situation, and the Company is not in a position to assure Participant of any particular result. Participant should seek appropriate professional advice as to how the Applicable laws in Participant’s country may apply to Participant’s situation.

Finally, if Participant is a citizen or resident of a country other than the one in which Participant currently is residing and/or working, transfers residence and/or employment to another country after the grant of the Award, or is considered a resident of another country for local law purposes, the information in this Country Appendix may not apply to Participant in the same manner.

ADDENDUM TO COUNTRY APPENDIX

ISRAEL

1.	GENERAL

1.1	This Addendum (the “Addendum”) forms an integral part of the Siyata Mobile Inc. 2022 Amended and Restated Equity Incentive Plan (the “Plan”). This Addendum shall apply only to Participants who are residents of the state of Israel or those who are deemed to be residents of the state of Israel for tax purposes.

1.2	Any requirements provided in this Addendum shall be in addition to the requirements provided in the Plan and in the applicable Award Agreement. In any case of contradiction, whether explicit or implied, between the provisions of this Addendum, the Plan and the applicable Award Agreement, the provisions of this Addendum shall prevail.

1.3	Any capitalized terms not specifically defined in this Addendum shall be construed according to the interpretation given to it in the Plan.

2.	DEFINITIONS

2.1	In this Addendum, the following words shall have the following meanings:

(a)	“102 Award” means any Award granted to Employees pursuant to Section 102 (as defined below).

(b)	“3(i) Award” means an Award granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

(c)	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance, as they may be from time to time.

(d)	“Approved 102 Award” means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

(e)	“Award” means any right granted under the Plan, including Options and Restricted Share Units.

(f)	“CGA” means an Approved 102 Award elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

(g)	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

(h)	“Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder (“Nose Misra”, as such term is defined in the Companies Law, 1999), but excluding any Controlling Shareholder.

(i)	“ITA” means the Israeli Tax Authorities.

(j)	“Non-Employee” means a consultant, Controlling Shareholder or any other person who is not an Employee.

(k)	“OIA” means an Approved 102 Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

(l)	“Ordinance” means the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

(m)	“Section 102” means section 102 of the Ordinance and any regulations, rules, orders, or procedures promulgated thereunder as now in effect or as hereafter amended.

(n)	“Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

(o)	“Unapproved 102 Award” means an Award granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.	ISSUANCE OF AWARDS

3.1	Subject to Section 1.1 above, the persons eligible for participation in the Plan pursuant to this Addendum as Participants shall include any Employees and Non-Employees of the Company or of any Affiliate; provided, however, that (a) Employees may only be granted 102 Awards; and (b) Non-Employees may only be granted 3(i) Awards.

3.2	The Company may designate Awards granted to Employees pursuant to Section 102 as Unapproved 102 Awards or Approved 102 Awards.

3.3	Approved 102 Awards may either be classified as Capital Gain Awards (“CGA”) or Ordinary Income Awards (“OIA”).

3.4	No Approved 102 Awards may be granted under this Addendum to any eligible Employee, unless and until, this Addendum is approved by the ITA and the Company’s election of the type of Approved 102 Awards as CGA or OIA granted to Employees (the “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of an Approved 102 Award under this Addendum and shall remain in effect until the end of the subsequent year following the year during which the Company first granted Approved 102 Awards. During the period indicated in the preceding sentence, the Election shall obligate the Company to grant only the type of Approved 102 Awards it has elected, and shall apply to all Participants who were granted Approved 102 Awards during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Awards to Employees and 3(i) Awards to Non-Employees simultaneously.

3.5	All Approved 102 Awards must be held in trust by a Trustee, as described in Section 4 below.

3.6	For the avoidance of doubt, the designation of Unapproved 102 Awards and Approved 102 Awards shall be subject to the terms and conditions set forth in Section 102.

4.	TRUSTEE

4.1	Approved 102 Awards which shall be granted under this Addendum, any Shares allocated or issued upon exercise of such Approved 102 Awards, and other shares received subsequently following any realization of rights in connection with such Awards and all the rights attached to any of such Awards, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Participants for such period of time as required by Section 102 (the “Holding Period”) and shall be subject to the same tax treatment as the treatment to which such Approved 102 Awards are subject to. In the case the requirements for Approved 102 Awards are not met, then the Approved 102 Awards may be regarded as Unapproved 102 Awards, all in accordance with the provisions of Section 102.

4.2	Notwithstanding anything to the contrary, the Trustee shall not make any transaction or take any action with respect to Approved 102 Awards or any Shares allocated or issued upon exercise of Approved 102 Awards, and will not transfer, assign, release, pledge, mortgage voluntary, whether effective immediately or effective at a future date, other than by will or by operation of law, prior to the full payment of the Participant’s tax liabilities arising from the grant of such Approved 102 Awards or their exercise or release by the Trustee or transfer by the Trustee.

4.3	Without derogating from the provisions of Section 7 below, with respect to any Approved 102 Award, subject to the provisions of Section 102, a Participant shall not be entitled to voluntary sell, assign, transfer, pledge or mortgage or release from trust (other than by will or operation of law) any Option or Share received upon the exercise of an Approved 102 Award and/or any share received subsequently following any realization of rights, including without limitation bonus shares, and any rights attached to any of such Awards thereto, until the lapse of the Holding Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 shall apply to and shall be borne by such Participant.

4.4	Upon receipt of Approved 102 Award, the Participant will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed by the Trustee (or any person in its behalf) in relation with this Addendum, or any Approved 102 Award or Share held, released, transferred by the Trustee in accordance with the terms of Section 102.

4.5	The Trustee shall hold Shares in trust, and represent the holder of such Shares in any meeting of the shareholders of the Company or any action of the shareholders of the Company by written consent.

5.	THE AWARDS

Without derogating from the provisions of the Plan, the terms and conditions upon which the Awards shall be issued and exercised shall be as specified in the Award Agreement to be executed pursuant to the Plan and to this Addendum. Each Award Agreement shall state, inter alia, the number of Shares to which the Award relates, the type of Award granted thereunder (whether a CGA, OIA, Unapproved 102 Award or a 3(i) Award), the vesting provisions and the exercise price, as the case may be.

6.	FAIR MARKET VALUE FOR TAX PURPOSE

With respect to CGAs, without derogating from the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Company’s Shares are listed on any established stock exchange or a national market system or if the Company’s Shares will be registered for trading within 90 days following the date of grant, the Fair Market Value of the Shares at the date of grant shall be determined in accordance with the average value of the closing sales price of the Company’s Shares on the 30 trading days preceding the date of grant or on the 30 trading days following the date of registration for trading, as the case may be.

7.	EXERCISE OF OPTIONS

Options shall be exercised by the Participant by giving a written notice to the Company, in such form and method as may be determined by the Company and, when applicable, by the Trustee, in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and the payment of the applicable purchase price for the number of Shares with respect to which the Option is being exercised, at the Company’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised. Stock certificates representing Shares issued upon exercise of Section 102 Awards will be issued and deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the trust as provided herein.

8.	ASSIGNABILITY AND SALE OF AWARDS AND SHARES

8.1	Notwithstanding any other provision of the Plan, no Award or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant`s rights to purchase Shares hereunder shall be exercisable only by the Participant. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

8.2	As long as Awards are held by the Trustee on behalf of the Participant, all rights of the Participant over the Awards (and any rights) are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

9.	INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER’S PERMIT

9.1	With regards to Approved 102 Awards, the provisions of the Plan, the Addendum and the Award Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan, the Addendum, and the Award Agreement.

9.2	Any provision of Section 102 or the said permit which is necessary in order to receive or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Addendum or the Award Agreement, shall be considered binding upon the Company and the Participant.

10.	DIVIDEND

Subject to the Company’s incorporation documents, as amended from time to time, with respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options and held by the Participant or by the Trustee, as the case may be, the Participant shall be entitled to receive dividends in accordance with the quantity of such Shares, and subject to any applicable taxation on distribution of dividends and, when applicable, subject to the provisions of Section 102.

11.	TAX CONSEQUENCES

11.1	Any tax consequences arising from the grant or exercise of any Award, from the payment for Shares subject thereto, transfer of Shares by the Trustee or from any other event or act (of the Company, its Affiliates, the Trustee, or the Participant), hereunder, shall be borne solely by the Participant. The Company, its Affiliates, and the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company, its Affiliates and the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

11.2	The Company and, when applicable, the Trustee, shall not be required to release any share certificate until all required payments have been fully made.

11.3	With respect to Unapproved 102 Award, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation, or orders promulgated thereunder.

* * *

SCHEDULE B

FORM 52-110F1

AUDIT COMMITTEE DISCLOSURE

Item 1: The Audit Committee Charter

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

External Auditor

(a)	To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

(d)	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company’s annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

(a)	The Committee shall consist solely of three or more members of the Board, the majority of which the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

(b)	Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum and provided that a majority of the members must be “independent” or “unrelated”.

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(h)	The Committee has the authority to communicate directly with the internal and external auditors.

Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Item 2: Composition of the Audit Committee

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The following sets out the members of the audit committee and their education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The current members of the Audit Committee are Stephen Ospalak, Michael Kron, and Lourdes Felix, all of whom are independent and all of whom are financially literate as defined by NI 52-110.

Item 3: Relevant Education and Experience

The Instrument provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All members of the Audit Committee have received relevant education in financial literacy and have been involved in enterprises which public report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Stephen Ospalak

Mr. Ospalak has been a Managing Director of Breen Management Group Inc. (“BMG”) from January 2009 to present. At BMG, Mr. Ospalak assists various technology organizations. He has held various interim assignments including; CEO of Ai Telecom, GIO for Virgin Management Ltd. (London U.K.), and SVP Operations for Grupo Salinas (Mexico D.F.). Mr. Ospalak has a strong ability to analyze and assess financial and operational information, and develop and deploy market and product plans as a result of his experience with both private and public companies.

Mr. Ospalak is the former Vice President of Products & Services at TELUS Communications from 1999 through and including 2008. Mr. Ospalak was responsible for managing spending of over US$1 billion in wireless and wire line equipment. He was selected by TELUS to integrate the wireless and wire line operation of TELUS Mobility and their acquisition of Clearnet. Mr. Ospalak led the planning and execution of Clearnet’s market debut and nationwide launch of PCS & iDEN services. Prior work included management roles at AT&T.

Michael Kron

Mr. Kron is the current Chairman and CEO of AnywhereCommerce Inc. and has held these positions since May 2016. Previously, Mr. Kron served as CFO for six years. In addition, Mr. Kron has served as a director of a number of public company boards including former director and former Audit Committee Chairman of Sprylogics Inc. (TSX-V: SPY). And current Chair of the Audit Committee of DigiMax Global Inc. Mr. Kron completed his undergraduate degree in commerce at Concordia University and earned his CPA designation at McGill University.

Lourdes Felix

Lourdes Felix serves as Chief Executive Officer and Chief Financial Officer, and as a director of BioCorRx, Inc., a leader in addiction treatment solutions and related disorders. She has been with BioCorRx since October 2012.

Prior to joining BioCorRx, Ms. Felix’s experience was in the private sector, public accounting including audit and public company experience. She has expertise in finance, accounting, budgeting, and internal control principals including GAAP, SEC, and SOX compliance, as well as thorough knowledge of federal and state regulations. She has successfully managed and produced SEC regulatory filings, and has extensive experience in developing and managing financial operations. Ms. Felix has provided treasury and cash management functions, and is an excellent leader with a track record of documented contributions leading to improved financial performance, heightened productivity, and enhanced internal controls. She has led corporate relationships with various major accounting firms and attorneys in preparing SEC filings and audited financial statements. Ms. Felix is very active in the Hispanic community and speaks fluent Spanish. She holds a Bachelor of Science degree in Accounting from University of Phoenix, and is an MBA candidate at the D’Amore-McKim School of Business at Northeastern University.

Item 4: Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Incapacity or Resignation), and any exemption, in whole or in part, under Part 8 (Exemptions).

Item 5: Reliance on the Exemptions in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company’s most recently completed financial year, the Company has not relied upon the exemptions in the following subsections of in NI 52-110: subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Item 6: Reliance on Section 3.8

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Item 7: Audit Committee Oversight

At no time during the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Item 8: Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 9: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last two financial years for the category of fees described.

	FYE 2020	FYE 2019

Audit Fees(1)	$107,739	$110,414
Audit-Related Fees(2)	$90,404	$41,452
Tax Fees(3)	$9,805	$14,358
All Other Fees(4)	$3,467	$NIL
Total Fees:	$211,415	$166,224

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

SCHEDULE C

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

Item 1: Board Of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Directors

Director	Independence
Marc Seelenfreund	Not independent, as he is the CEO of the Company
Stephen Ospalak	Independent
Michael Kron	Independent
Lourdes Felix	Independent
Peter Goldstein	Not Independent, as he holds partial ownership of Exchange Listing LLC, which provides consulting services to the Company

The Board has appointed Peter Goldstein, a member of the Board, as its Chair. The Chair’s primary responsibilities include chairing all Board meetings and managing the affairs of the Board and shareholders, including ensuring that the Board is organized properly, functions effectively, and meets its obligations and responsibilities. The Chair also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensuring that management strategies, plans, and performance are appropriately represented to the Board.

The Board facilitates its exercise of independent supervision over management by ensuring representation on the Board by Directors who are independent of management. Directors are considered to be independent if they currently do not have, or within the three years prior to this Information Circular did not have, a direct or indirect material relationship with the Company and if they are considered independent under applicable Canadian and United States securities laws.

As noted above, a majority of the Directors are independent – three of the five current Directors are independent, as such term is defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Directorships on other Reporting Issuers

The following Directors of the Company are currently directors of the following other reporting issuers or their equivalent in a foreign jurisdiction:

Director	Name of Reporting Issuer
Michael Kron	DigiMax Global Inc.
Lourdes Felix	BioCorRX, Inc.

Director Meetings

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. As a result of COVID-19, the Company held a number of its Board and committee meetings occurring from mid-March 2020 onward virtually to allow for all members to be present safely. Where a Director’s absence from a meeting is unavoidable, the Director is expected to contact the Chair, the President and CEO or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting.

The Independent Directors hold regularly scheduled meetings which Non-Independent Directors and members of management may attend only by invitation, and such invitations may only be extended only for specific agenda items. The Board regularly holds in-camera meetings attended by the Independent Directors, in conjunction with Board meetings and each of its Committee meetings. During the year ended December 31, 2020, the Independent Directors held 20 such Board meetings.

The attendance of Directors at meetings of the Board and each committee during the year ended December 31, 2020, is detailed below:

The Company is pleased to report 100% attendance by all Directors for all Board and committee meetings in 2020.

The Audit Committee meets as often as deemed necessary but will meet at least once quarterly per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings.

Item 2: Board Mandate

The Board does not have a written mandate. The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Item 3: Position Descriptions

The Company does not maintain a separate written description of the roles of the chair of the Board, chairs of each of the committees of the Board, or for the Chief Executive Officer of the Company. Instead, the Company has agreements with the Chief Executive Officer and each director outlining their respective responsibilities. Committee chair roles and responsibilities are at the direction of the Board from time to time.

Item 4: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 5: Ethical Business Conduct

The Board has not adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Although the Company has not adopted a formal code of ethics, the Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

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Item 6: Nomination of Directors

The identification and recruitment of potential candidates for nomination as directors of the Company is primarily done by the Corporate Governance and Nominating Committee in consultation with the Board. Potential candidates are primarily identified through referrals by business contacts. The members of the Corporate Governance and Nominating Committee are each independent directors.

Item 7: Compensation

The compensation of directors and the CEO is determined by the Compensation Committee in consultation with the Board. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. The members of the Compensation Committee are each independent directors, except for Peter Goldstein, who will recuse himself on any matters related to any compensation to which he would have a conflict of interest, directly or indirectly.

Item 8: Other Board Committees

The standing committees of the Board are the: (i) Audit Committee; (ii) Compensation Committee; and (iii) Corporate Governance and Nominating Committee.

Item 9: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

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